UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MAIN TERMS OF AVIANCA HOLDINGS S.A.’S DIP FINANCING AGREEMENTS

Bogota D.C., Colombia, October 22, 2020 – Avianca Holdings S.A. (OTCMKTS: AVHOQ, BVC: PFAVH) (the “Company” or “Avianca”), informs the main terms of its debtor in possession (“DIP”) financing agreements:

	Tranche A-1 Financing (Loans and Notes)	Tranche A-1 Financing (Loans and Notes)	Tranche B Financing
Debtor	Avianca Holdings S.A.

Guarantors	Aerovías del Continente Americano S.A. Avianca and other Avianca Holdings S.A. subsidiaries in Chapter 11 proceedings

Administrative Agent and Collateral Agent	JPMORGAN CHASE BANK, N.A

Description of Lenders	Certain holders of the debtor’s 2023 notes and U.S. and non-U.S. accredited investors	Certain holders of the debtor’s 2023 notes and U.S. and non-U.S. accredited investors	United Airlines Inc., an affiliate of Kingsland Holdings Limited, Citadel Advisors LLC, other lenders under the debtor’s stakeholder facilities and other qualified investors

Aggregate Amount	Loans: $591,449,000 Notes: $437,601,000	Loans: $176,450,000 Notes: $64,000,000	US$722,918,000

Maturity	November 10, 2021

Interest Rate	Cash: LIBOR + 10.5% Payment in Kind: LIBOR + 12%

Original Issue Discount / Exit Fees	Original Issue Discount: 2.0%	Original Issue Discount: 2.0%

Exit Fee: Payable upon any termination (prior to funding in full) of the commitments in respect of the Tranche B Loans and upon repayment of any portion of the Tranche B

Loans, in an amount equal to 10% of the undrawn Commitments and Tranche B Loans.

Guarantees / Collateral

The Guarantors guarantee, on a joint and several basis, all of Avianca Holdings S.A.’s obligations.

As set forth in the DIP Order and the applicable agreements, the DIP financing agreements are collateralized by all of the assets and properties (whether tangible, intangible, real, personal or mixed) of the obligors’, subject to certain excluded assets set forth in the DIP financing agreements and the DIP Order.

Covenants	Customary covenants for transactions of this nature, including: delivery of certain information and reports, payment of taxes, covenant by the obligors not to claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of their covenants (or their performance thereof) under the financing agreements, maintenance of existence, compliance with laws, maintenance of air carrier status, collateral ownership, maintenance of insurance, covenant to cause additional guarantors and grantors to become parties to the agreements upon their filing for Chapter 11, use of proceeds, maintenance of cash management system, execution of bank control agreements, compliance with debtor-in-possession obligations, satisfaction of bankruptcy milestones, listing of the Tranche A-1 and A-2 bonds on a securities exchange, maintenance of properties, books and records, obtain ratings in respect of the Tranche A Loans from two rating agencies, solely in case certain investors become a Tranche A-2 Lender, obligation for the borrower to maintain (i) its operational and administrative headquarters in the Republic of Colombia and (ii) its principal hub for flight operations in the Republic of Colombia, maintenance of priority of liens, and obligation to conduct periodic calls with investors and bondholders.

Negative covenants limiting the obligors’ ability to: dispose of certain assets, enter into transactions with affiliates, grant liens, modify their main line of business, merge or consolidate, incur additional debt, conduct investments, make restricted payments, change their fiscal year end or accounting policies, enter into agreements containing negative pledge clauses and to amend or modify the Lifemiles securities purchase agreement.

Covenant to maintain consolidated cash of no less than $400 million on each date of determination and not to exceed certain cumulative cash burn.

Events of Default

Subject to certain cure rights in respect of the financial ratios, in case of occurrence of an event of default, certain majorities of lenders and bondholders (through the applicable agents) may:

(i) Terminate the lenders’ commitments;

(ii)  declare the loans and notes or any portion thereof then outstanding to be forthwith due and payable (including principal, interest and other amounts owed thereunder),

(iii)  upon five (5) Business Days’ written notice, terminate the automatic stay of Section 362 (and of any other Section of the Bankruptcy Code).

Conversion Rights	N/A	N/A	Only in case the company’s reorganization plan doesn’t provide for repayment of Tranche B loans in cash.

Conditions Precedent to Conversion	N/A	N/A	Tranche B Lenders shall be entitled to receive shares (or similar titles) in Avianca Holdings or the entity that emerging from the reorganization process.

The amount of equity securities to be received in consideration of the Tranche B obligations assuming the Tranche B commitments are fully drawn and no incremental Tranche B Loans have been made, shall not, in any event, constitute less than 72% of the fully diluted equity securities of the applicable entity’s equity.

Such conversion shall be subject to the following conditions precedent:

•  the Company Approved Reorganization Plan shall have been confirmed by the Bankruptcy Court pursuant to any confirmation order

•  entered in the Chapter 11 Cases and with respect to provisions in either the Company Approved Reorganization Plan or the confirmation order adversely affecting any

•  rights or treatment of any Tranche B Lenders with respect to or arising from the conversion of Tranche B Loans, reasonably satisfactory to the Majority Tranche B Lenders;

•  the confirmation order shall not have been vacated, reversed, modified, amended or stayed in a manner that adversely affects any material right or duty of the Tranche B Lenders, except as otherwise agreed to in writing by the obligors and the Majority Tranche B Lenders;

•  all conditions precedent to the effectiveness of the Company Approved Reorganization Plan shall have been satisfied or, with the prior written consent of the obligors and the Majority Tranche B Lenders, waived;

•  except as consented to by the Obligors and Majority Tranche B Lenders, the Bankruptcy Court’s retention of jurisdiction under the confirmation order shall not govern the enforcement of the debt documents related to any other exit facility (if any) or any rights or remedies related thereto;

•  the conversion shall be subject to the further conditions in the United Omnibus Commercial Amendment and subject to compliance by Avianca Holdings S.A. and/or the other applicable obligors with the obligations thereunder;

•  The obligations under any other exit facility (if any) shall: be secured by a first priority perfected lien on all assets and property of the reorganized obligors, contain covenants reasonably acceptable to the Majority Tranche B Lenders, including, without limitation, financial covenants relating to the maintenance of a minimum liquidity to be determined, rank pari passu for payment purposes and vote separately by tranche;

•  the capital structure of Obligors and their affiliates shall be substantially consistent with the capital structure set forth in the Company Approved Reorganization Plan;

•  the post-emergence board, governance, liquidity and organizational documents of the Obligors and the substantive rights of the equity securities to be issued to the Tranche B Lenders and any other parties shall each be in all cases reasonably acceptable to the Supermajority Tranche B Lenders;

•  the post-emergence business plans, financial forecasts, leverage and current operations shall be acceptable to the Supermajority Tranche B Lenders;

•  the obligors shall have paid all out-of-pocket fees and expenses of the DIP Lenders and the providers of the other exit facility;

•  reduction of at least U.S.$2 billion of aircraft debt and lease obligations under IFRS 16;

•  adequate slot allocation in BOG airport and any other slot restricted airports in Colombia as determined in the Borrower’s reasonable judgment;

•  reduction in overall airport costs and expenses in an amount to be determined in order to assure the long term competitiveness of the Borrower as determined in the Borrower’s reasonable judgment;

•  OEM contract renegotiation and/or cancellation to achieve cost reductions consistent with the reorganized Debtors’ financial plan;

•  maintenance by the Borrower of permanent, long-term labor concessions reasonably acceptable to the Majority Tranche B Lenders;

•  upon emergence from the Chapter 11 Cases, no less than fifty percent (50%) of the aircraft retained for use in the Borrower’s fleet for the duration of the Chapter 11 Cases shall remain on PBH Agreements reasonably satisfactory to the Majority Tranche B Lenders.

Additionally, the Company informs it has also closed on the agreement to purchase 19.9% of Lifemiles’ equity from Advent International (prior owners of 30% of Lifemiles’ equity), at a purchase price of US$195 million (US$26.5 million of which were paid in cash and the remaining US$168.5 million were paid with Tranche A-1 loans); consequently, the Company currently owns 89.9% of Lifemiles’ equity and it has an option to purchase the remaining 10.1%.

About Avianca Holdings S.A. (OTCMKTS: AVHOQ) (BVC: PFAVH)

Avianca is the trademark for the group of passenger airlines and cargo airlines under the holding company Avianca Holdings S.A. Avianca has been flying continuously for 100 years. As of December 2019, the Company had over 21,000 employees, operated a fleet of 158 aircraft and served 76 destinations in 27 countries within the Americas and Europe. In 2019, the Company carried 30.5 million passengers, generating revenues of approximately US$ 4.6 billion.

Contacts

Investor Contact

Avianca:

Luca Pfeifer, Head of Investor Relations

ir@avianca.com

(571) (5877700)

Media Contact

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 212 355 4449

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name: Richard Galindo
Title: General Secretary